Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the three-month periods ended November 30, 2025 and 2024

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

	As at November 30, 2025	As at August 31, 2025
	$	$
Assets
Current
Cash	2,299,575	7,418,779
Trade and other receivables [note 5]	451,775	483,184
Income tax receivable	14,811	9,058
Inventories [note 6]	31,371,295	36,871,647
Prepaid expenses and deposits to suppliers [note 6]	5,226,034	3,771,918
Share subscription receivable [note 16]	28,042	28,526
Proceeds receivable from related parties [note 16]	6,556,314	10,389,917
Total current assets	45,947,846	58,973,029
Right-of-use assets [note 7]	9,987,967	7,070,321
Property and equipment [note 8]	3,183,328	3,307,055
Intangibles [note 9]	464,137	481,197
Other financial assets	81,655	81,655
Total assets	59,664,933	69,913,257

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 10 & 16]	9,293,660	8,607,790
Provision on onerous contracts	65,575	66,706
Contract liabilities [note 11]	5,901,028	5,674,870
Floor plan financing [note 13]	22,275,390	32,511,664
Current portion of lease liabilities [note 12]	2,460,592	1,666,853
Current portion of long-term debt [note 14]	844,299	657,110
Current portion of derivative liabilities [note 15]	404,376	510,238
Total current liabilities	41,244,920	49,695,231
Lease liabilities [note 12]	7,671,892	5,338,738
Long-term debt [note 14]	1,260,704	1,373,885
Purchase consideration payable to related party [notes 15 and 16]	5,230,176	5,048,506
Deferred income taxes	2,721	5,895
Total liabilities	55,410,413	61,462,255

Shareholders’ equity
Capital stock [note 17]	67,287,060	67,144,672
Contributed surplus [note 18]	11,983,525	11,785,399
Accumulated other comprehensive income	878,042	1,102,489
Deficit	(75,894,107)	(71,581,558)
Total shareholders’ equity	4,254,520	8,451,002
	59,664,933	69,913,257

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the three-month periods ended November 30,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2024	16,350	42,001,705	48	28,252	9,411,247	(49,929,565)	717,753	2,229,392
Total comprehensive loss	-	-	-	-	-	(1,136,760)	(192,136)	(1,328,896)
Securities issuance – preferred shares converted [note 15]	988	100,610	-	-	-	-	-	100,610
Securities issuance, net of transaction costs of $989,800 [note 17]	119,806	5,411,592	-	-	-	-	-	5,411,592
Fractional securities issued due to reverse stock split	19,512	-	-	-	-	-	-	-
Share-based compensation – warrants [note 18]	-	-	-	-	85,918	-	-	85,918
Share-based compensation – stock options [note 18]	-	-	-	-	13,131	-	-	13,131
Shareholders’ equity as at November 30, 2024	156,656	47,513,907	48	28,252	9,510,296	(51,066,325)	525,617	6,511,747

Shareholders’ equity as at August 31, 2025	4,907,137	67,116,420	48	28,252	11,785,399	(71,581,558)	1,102,489	8,451,002
Total comprehensive loss	-	-	-	-	-	(4,312,549)	(224,447)	(4,536,996)
Management fees charged to Marine Ventures LLC [note 16]	-	-	-	-	159,269	-	-	159,269
Change in derivative liabilities due to partial settlements of convertible note due to related party [notes 15 and 16]	-	-	-	-	17,578	-	-	17,578
Securities issuance, net of transaction costs of nil [note 17]	101,598	142,388	-	-	-	-	-	142,388
Share-based compensation – RSUs [note 18]	-	-	-	-	13,107	-	-	13,107
Share-based compensation – stock options [note 18]	-	-	-	-	8,172	-	-	8,172
Shareholders’ equity as at November 30, 2025	5,008,735	67,258,808	48	28,252	11,983,525	(75,894,107)	878,042	4,254,520

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss)

[Going concern uncertainty – see note 2]

(Unaudited)
For the three-month periods ended November 30,		2024
	2025	Restated [note 2]
	$	$
Revenues [note 19]	15,692,844	102,210
Cost of sales [note 6]	11,494,505	138,434
Gross profit (loss)	4,198,339	(36,224)

Expenses
Research and development	76,698	181,901
Selling and marketing expenses	1,644,209	391,838
Office salaries and benefits	2,554,347	352,373
Office and general	1,544,763	269,207
Professional fees	729,040	799,820
Share-based compensation [note 18]	21,279	13,131
Depreciation and amortization	776,516	84,022
Net finance expense (income) [note 20]	1,173,094	(1,007,118)
	8,519,946	1,085,174

Loss before tax	(4,321,607)	(1,121,398)
Income taxes
Current tax expense (recovery)	(5,901)	13,087
Deferred tax expense (recovery)	(3,157)	2,275
	(9,058)	15,362
Net loss for the period	(4,312,549)	(1,136,760)

Items of comprehensive loss that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(224,447)	(192,136)
Other comprehensive loss, net of tax	(224,447)	(192,136)
Total comprehensive loss for the period, net of tax	(4,536,996)	(1,328,896)

Weighted average shares outstanding	4,990,898	80,755
Basic and diluted income (loss) per share	(0.86)	(14.08)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)
Three month periods ended November 30,		2024
	2025	Restated [note 2]
	$	$
Operating activities
Net loss for the period	(4,312,549)	(1,136,760)
Depreciation and amortization	782,926	97,294
Accretion on long-term debt and lease liability	147,360	11,939
Share-based compensation – options and warrants	21,279	99,049
Shares issued for services	142,388	428,712
Income tax expense (recovery)	(9,058)	15,362
Gain on derivative liabilities [note 15]	(86,184)	(1,198,292)
Loss on revaluation of contingent consideration [notes 15 and 16]	340,940	-
Loss on lease termination	44,023	-
Effect of exchange rate fluctuation	(207,624)	(192,322)
	(3,136,499)	(1,875,018)
Net change in non-cash working capital items
Trade and other receivables	31,409	3,962
Inventories	5,500,352	99,327
Prepaid expenses and deposits to suppliers	(1,454,116)	(562,070)
Trade and other payables	685,870	(1,863,424)
Contract liabilities	226,158	26,602
Cash provided by (used in) operating activities	1,853,174	(4,170,621)

Investing activities
Additions to property and equipment	(60,786)	(4,854)
Additions to intangibles	(14,513)	(1,289)
Proceeds received from related parties on sale of real estate [note 16]	3,833,603	-
Cash provided by (used in) investing activities	3,758,304	(6,143)

Financing activities
Increase in floor plan financing	44,937	-
Repayment of floor plan financing	(10,281,211)	-
Increase in long-term debt	250,000	207,161
Repayment of long-term debt	(178,520)	(228,371)
Repayment of advance from related parties	-	(75,146)
Issuance of Voting Common Shares and warrants [note 17]	-	4,940,659
Repayment of lease liabilities	(565,888)	(26,550)
Cash provided by (used in) financing activities	(10,730,682)	4,817,753

Net increase (decrease) in cash during the period	(5,119,204)	640,989
Cash, beginning of period	7,418,779	46,791
Cash, end of period	2,299,575	687,780

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

1. Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012, and until June 2025 its principal business was the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. The Company is incorporated in Canada, and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of Nautical Ventures Group Inc. (“NVG”), a Florida-based recreational boat retailer and service company. The acquisition significantly expanded the Company’s U.S. operations and distribution capabilities.

The Company’s Voting Common Shares trade on the Nasdaq Capital Market under the symbol “VMAR”.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month period ended November 30, 2025 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2025.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 13, 2026.

Going concern uncertainty

As of November 30, 2025, the Company has cash of $2,299,575 and working capital of $4,702,926. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $75,894,107 since its inception. The cash flows from operations were negative for the three years ended August 31, 2025 as well as for the current three-month period ended November 30, 2025. Additional financing will be needed by the Company to fund its operations and to further commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern depends upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the year ended August 31, 2025, the Company was able to raise net proceeds from issuance of shares of $25,103,817. However, the Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month period ended November 30, 2025 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in U.S. dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
NVG Holdings Inc.	Holding company	United States	100%
Nautical Ventures Group Inc.	Operates a boat retailing business	United States	100%
Nautical Ventures North LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Marine LLC	Operates a boat retailing business	United States	100%
NV Marina LLC	Operates a boat retailing business	United States	100%
Nautical Ventures West LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Panhandle LLC	Operates a boat retailing business	United States	100%
Vision Watersports Corp.	Operates a boat retailing business	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

Change in presentation currency

The functional currency of the Company on a stand-alone basis remains the Canadian dollar. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for NVG Holdings Inc., Nautical Ventures Group Inc., Nautical Ventures North LLC, Nautical Ventures Marine LLC, NV Marina LLC, Nautical Ventures West LLC, Nautical Ventures Panhandle LLC, Vision Watersports Corp., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc., Vision Marine Technologies Corp. is the U.S. dollar. Effective June 20, 2025, the Company changed its presentation currency from Canadian dollars to U.S. dollars. The change was made to enhance the relevance and reliability of the Company’s financial reporting given its increased U.S. operations resulting from the acquisition of NVG.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for the three-month period ended November 30, 2024 have been restated (including in the notes to the condensed interim consolidated financial statements).

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, comparative financial information has been translated into U.S. dollars as follows:

•	assets and liabilities at closing exchange rates at the respective reporting dates;

•	equity transactions at historical exchange rates; and

•	income and expenses at average exchange rates for the respective periods.

Resulting translation differences were recognized in accumulated other comprehensive income.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The following table reconciles the movement in accumulated other comprehensive income for the periods presented:

	2025	2024
	$	$
Balance at August 31,	1,102,489	717,753
Foreign currency translation differences for Canadian dollar functional currency operations	(224,447)	(192,136)
Balance at November 30,	878,042	525,617

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at:		Average exchange rate for the three-month period ended
	November 30, 2025	August 31, 2025	November 30, 2025	November 30, 2024
Canadian dollar	0.7154	0.7138	0.7164	0.7161

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2025 annual financial statements.

3. New accounting standards and interpretations

Effective as of September 1, 2025

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information. The amendments did not have a material impact on these condensed interim consolidated financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Standards and interpretations not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

4. Business Combination – Acquisition of NVG

During the three-month period ended November 30, 2025, the Company did not identify any measurement period adjustments related to the acquisition of NVG. Accounting for the business combination remains unchanged from August 31, 2025.

5. Trade and other receivables

	As at November 30, 2025	As at August 31, 2025
	$	$
Trade receivables	367,628	424,686
Sales taxes receivable	78,307	52,518
Other receivables	5,840	5,980
	451,775	483,184

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at November 30, 2025, trade receivables of $367,628 [August 31, 2025 – $424,686] were past due but not impaired. They relate to customers with no default history.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The aging analysis of these receivables is as follows:

	As at November 30, 2025	As at August 31, 2025
	$	$
0 – 30	96,186	83,975
31 – 60	4,784	42,775
61 – 90	-	-
91 and over	266,658	297,936
	367,628	424,686

There were no movements in the allowance for expected credit losses for the three-month period ended November 30, 2025 and the year ended August 31, 2025.

6. Inventories

	As at November 30, 2025	As at August 31, 2025
	$	$
Raw materials	5,336,301	6,037,481
Work-in-process	1,411,163	1,570,095
Finished goods	24,623,831	29,264,071
	31,371,295	36,871,647

For the three-month period ended November 30, 2025, inventories recognized as an expense amounted to $11,494,505 [2024 – $138,434]. For the three-month period ended November 30, 2025, cost of sales includes depreciation of $7,977 [2024 – $8,653].

As at November 30, 2025, prepaid expenses included deposits to suppliers for future inventory purchases of $4,420,040 [August 31, 2025 – $2,693,822].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

7. Right-of-use assets

	Premises	Moulds	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2024	106,780	49,983	126,037	282,800
Additions	-	-	87,604	87,604
Disposals	-	-	(57,747)	(57,747)
Business acquisition	8,120,517	-	-	8,120,517
Currency translation	-	(799)	(1,471)	(2,270)
Balance at August 31, 2025	8,227,297	49,184	154,423	8,430,904
Additions	3,815,359	-	27,878	3,843,237
Disposals	(893,404)	-	(27,411)	(920,815)
Currency translation	-	(311)	(1,358)	(1,669)
Balance at November 30, 2025	11,149,252	48,873	153,532	11,351,657

Accumulated depreciation
Balance at August 31, 2024	37,818	6,248	45,415	89,481
Depreciation	241,431	24,535	53,075	319,041
Disposals	-	-	(24,061)	(24,061)
Business acquisition	976,122	-	-	976,122
Balance at August 31, 2025	1,255,371	30,783	74,429	1,360,583
Depreciation	564,352	6,030	18,513	588,895
Disposals	(558,377)	-	(27,411)	(585,788)
Balance at November 30, 2025	1,261,346	36,813	65,531	1,363,690

Net carrying amount
As at August 31, 2025	6,971,926	18,401	79,994	7,070,321
As at November 30, 2025	9,887,906	12,060	88,001	9,987,967

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s right-of-use assets. As a result, the Company acquired right-of-use assets with a net book value of $7,144,395.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

8. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2024	325,120	35,473	19,228	830,539	276,973	214,450	1,701,783
Additions	185,167	-	4,379	-	32,853	4,948	227,347
Transferred to inventory	-	-	-	-	-	(86,455)	(86,455)
Business acquisition	2,367,675	758,754	392,113	-	311,969	-	3,830,511
Currency translation	(2,146)	(152)	(47)	(13,072)	(2,121)	(3,833)	(21,371)
Balance at August 31, 2025	2,875,816	794,075	415,673	817,467	619,674	129,110	5,651,815
Additions	-	-	-	-	60,786	-	60,786
Currency translation	(4,521)	(98)	(69)	(11,362)	(974)	(1,815)	(18,839)
Balance at November 30, 2025	2,871,295	793,977	415,604	806,105	679,486	127,295	5,693,762

Accumulated depreciation
Balance at August 31, 2024	207,622	27,156	16,574	114,875	160,930	4,644	531,801
Depreciation	102,318	27,476	21,867	32,409	94,793	22,736	301,599
Transferred to Inventory	-	-	-	-	-	(5,325)	(5,325)
Business acquisition	758,843	476,157	196,172	-	85,513	-	1,516,685
Balance at August 31, 2025	1,068,783	530,789	234,613	147,284	341,236	22,055	2,344,760
Depreciation	85,134	25,472	13,713	7,877	30,506	2,972	165,674
Balance at November 30, 2025	1,153,917	556,261	248,326	155,161	371,742	25,027	2,510,434

Net carrying amount
As at August 31, 2025	1,807,033	263,286	181,060	670,183	278,438	107,055	3,307,055
As at November 30, 2025	1,717,378	237,716	167,278	650,944	307,744	102,268	3,183,328

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s property and equipment. As a result, the Company acquired property and equipment with a net book value of $2,313,826.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

9. Intangible assets and goodwill

	Intellectual Property $	Software $	Patents $	Trade name $	Backlog $	Website $	Total $
Cost
Balance at August 31, 2024	772,225	76,181	46,932	77,335	62,794	14,872	1,050,339
Additions	-	-	99,407	-	-	-	99,407
Business acquisition	-	-	-	270,448	-	-	270,448
Currency translation	(7,542)	270	(1,403)	26	-	-	(8,649)
Balance at August 31, 2025	764,683	76,451	144,936	347,809	62,794	14,872	1,411,545
Additions	-	-	14,513	-	-	-	14,513
Currency translation	(425)	(473)	(2,298)	(20)	-	-	(3,216)
Balance at November 30, 2025	764,258	75,978	157,151	347,789	62,794	14,872	1,422,842
Accumulated depreciation
Balance at August 31, 2024	276,363	38,204	947	42,055	40,817	8,180	406,566
Depreciation	82,806	10,337	8,464	26,182	12,560	2,976	143,325
Impairment loss	380,457	-	-	-	-	-	380,457
Balance at August 31, 2025	739,626	48,541	9,411	68,237	53,377	11,156	930,348
Depreciation	1,133	2,279	3,680	17,381	3,140	744	28,357
Balance at November 30, 2025	740,759	50,820	13,091	85,618	56,517	11,900	958,705
Net carrying amount
As at August 31, 2025	25,057	27,910	135,525	279,572	9,417	3,716	481,197
As at November 30, 2025	23,499	25,158	144,060	262,171	6,277	2,972	464,137

During the year ended August 31, 2025, the Company acquired NVG which resulted in the recognition of the subsidiary’s brand name as an intangible asset valued at $270,448.

During the three-month period ended November 30, 2025, the Company completed one patent application for a cash consideration of $14,513. During the year ended August 31, 2025, the Company completed seven patent applications for a cash consideration of $99,407.

During the year ended August 31, 2025, the Company identified indicators of impairment relating to the intellectual property (“IP”) associated with its E-Motion™ Electric Powertrain System. The impairment is primarily due to the limited historical revenues generated from this technology and updated cash flow projections. In accordance with IAS 36, Impairment of Assets, the Company estimated the recoverable amount of the IP as the higher of value-in-use and fair value less costs of disposal. In addition, the Company performed a calculation of the recoverable amount using an income approach under the relief-from-royalty method. Based on this analysis, the recoverable amount of the IP was determined to be $25,057, compared to a carrying amount of $411,690, resulting in the recognition of an impairment loss of $380,457 during the year.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

10. Trade and other payables

	As at November 30, 2025	As at August 31, 2025
	$	$
Trade payables	8,949,420	8,050,660
Related party interest payable [note 16]	8,265	6,058
Salaries, vacation and other employee benefits payables	335,975	551,072
	9,293,660	8,607,790

11. Contract liabilities

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	5,674,870	613,477
Payments received in advance	16,026,033	12,195,155
Payments reimbursed	(324,836)	(16,000)
Transferred to revenues	(15,461,287)	(11,781,960)
Business acquisition	-	4,675,341
Currency translation	(13,752)	(11,143)
Closing balance	5,901,028	5,674,870

12. Lease liabilities

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	7,005,591	192,566
Additions	3,843,237	87,604
Repayment	(565,888)	(492,496)
Interest on lease liability	140,466	41,478
Lease termination	(291,004)	(34,926)
Business acquisition	-	7,213,676
Currency translation	82	(2,311)
Closing balance	10,132,484	7,005,591

Current	2,460,592	1,666,853
Non-current	7,671,892	5,338,738
	10,132,484	7,005,591

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Future undiscounted lease payments as at November 30, 2025 are as follows:

$
Less than one year	3,200,676
One to five years	8,672,660
11,873,336

Included in rent expense for the three-month period ended November 30, 2025 is $434,346 of short-term lease expense [2024 – $112,062]. As at November 30, 2025, the lease liabilities have a weighted average interest rate of 8.19% [August 31, 2025 – 7.93%).

13. Floor plan financing

The Company finances most of its new and certain of its used boat inventory through standardized floor plan facilities with either various financial institutions and manufacturer-affiliated finance companies or directly with individual manufacturer-affiliated finance companies and other lending institutions. The new and used boat floor plan facilities bear interest at variable rates based on either SOFR or prime rates, depending on the lender arrangement. The weighted average interest rate on floor plan facilities was 9.7% as of August 31, 2025. The new and used boat floor plan facilities are collateralized by boat inventory and other assets. The vehicle floor plan facilities contain a number of covenants, including, among others, covenants restricting the Company with respect to the creation of liens and changes in ownership, officers and key management personnel.

Prior to the Company’s acquisition of NVG, NVG had not been compliant with all covenants of its floor plan and mortgage lenders due to the change of ownership when NVG purchased 86% of the shares held by a founding shareholder in 2023 as well as the change of ownership that has occurred with acquisition of 100% of NVG by the Company. In addition, NVG had not been compliant with the covenant requiring threshold Debt Service Coverage Ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggering technical defaults with five of its lenders, namely:

•	Wells Fargo Commercial Finance
•	Bank of Montreal (BMO)
•	Valley National Bank
•	Shore Premier/Centennial Bank
•	Northpoint Commercial Finance

At the Acquisition Date, all of the above lenders, except for Wells Fargo Commercial Finance, had consented to the change of ownership and signed forbearance agreements as the Company regains profitability and updates documentation with all lenders post-acquisition. The floor plan owed to Wells Fargo Commercial Finance in the amount of $1,907,751 was assumed by one of the Company’s suppliers, Beneteau Group. The Company remains in good standing with all of its current floor plan lenders at November 30, 2025.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The table below summarizes the movement in the floor plan financing during the three-month period ended November 30, 2025 and the fiscal year ended August 31, 2025:

	As at November 30, 2025 $	As at August 31, 2025 $
Opening balance	32,511,664	-
Proceeds received from floor plan lenders	44,937	1,069,341
Payments reimbursed to floor plan lenders	(10,281,211)	(10,531,983)
Business acquisition	-	41,974,306
Closing balance	22,275,390	32,511,664

14. Long-term debt

	As at November 30, 2025 $	As at August 31, 2025 $
Term loans, bearing interest at rates varying between 9.44% and 13.87%, repayable in monthly instalments of $13,609, ending December 2026	170,051	189,864
Equipment loan bearing interest at 7% per annum repayable in monthly instalments of $8,154 maturing July 11, 2030	388,598	397,680
Equipment loan bearing interest at 6.75% per annum repayable in monthly instalments of $15,947 maturing June 1, 2030	740,886	775,740
Promissory note bearing interest at variable rates repayable in monthly instalments of $25,000 maturing May 15, 2026	140,000	200,042
Short-term loan bearing fixed interest of $25,000 repayable on demand	250,000	-
Small Business Administration interest-free loan bearing repayable in monthly instalments of $1,000	147,693	149,029
Equipment loans from First Horizon Bank averaging interest at 4.53% with varying maturities extending between September 2025 and January 2028	210,378	252,795
Automobile loans bearing interest at rates varying between 0% to 1.9% per annum extending between May 2026 and February 2028	57,397	65,845
	2,105,003	2,030,995
Current portion of long-term debt	844,299	657,110
	1,260,704	1,373,885

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

15. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 412 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 353 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 283 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 367 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 368 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On September 20, 2023, as part of a share subscription (note 23), the Company issued warrants with the option to purchase 277 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On December 13, 2023, the Company agreed to reduce the exercise price of 2,060 of its previously issued warrants to $1,417.50.

On January 14, 2025, as part of a share subscription, the Company issued warrants with the option to purchase 235,320 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $15.00.

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

	Original Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
Issuance date	$	$	%	%	(years)
January 19, 2023	5,683.50	5,683.50	100	3.4	3
February 17, 2023	5,683.50	6,061.50	100	4.0	3
April 19, 2023	5,683.50	5,595.75	75	3.9	3
June 16, 2023	5,467.50	5,616.00	75	4.1	3
August 2, 2023	5,467.50	5,184.00	75	4.8	3
September 20, 2023	5,467.50	4,428.00	75	4.8	3
January 14, 2025	15.00	14.00	99	4.4	5.5

	Revised Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
Issuance date	$	#	(years)
January 19, 2023	1,417.50	412	0.14
February 17, 2023	1,417.50	353	0.22
April 19, 2023	1,417.50	283	0.38
June 16, 2023	1,417.50	367	0.54
August 2, 2023	1,417.50	368	0.67
September 20, 2023	1,417.50	277	0.81
January 14, 2025	15.00	235,320	4.63

As at November 30, 2025, the derivative liabilities related to the warrants issued to common shareholders amounted to $98,045 [August 31, 2025 – $125,227]. For the three-month period ended November 30, 2025, the Company allocated transaction costs of nil related to the warrants issued during the period, which were recorded in net finance expense (income) [2024 – nil] [note 20].

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the three-month period ended November 30, 2025 and the fiscal year ended August 31, 2025:

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	125,227	22,655
Additions	-	2,215,564
Change in estimate of fair value	(25,094)	(2,181,781)
Currency translation	(2,088)	68,789
Closing balance	98,045	125,227

For the three-month period ended November 30, 2025, the Company recorded a gain of $25,094 related to the valuation of these instruments in net finance income [2024 – $21,886] [note 20].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $1,417.50 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series A Convertible Preferred Shares had a floor of $405.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $1,417.50 per share. In addition, the holder received an option to purchase one additional Series A Convertible Preferred Share and 1 warrant to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of $1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 2,124 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $452,398 related to this issuance.

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 1,165 Voting Common Shares at a value of $199,069 [note 17].

On August 16, 2024, 2,124 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 4,186 Voting Common Shares and 48 Pre-Funded Warrants.

During the fiscal year ended August 31, 2025, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares at a value of $100,610 [note 17].

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 4,821 Common Shares at a value of $71,784 [note 17].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the three-month period ended November 30, 2025 and the fiscal year ended August 31, 2025:

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	-	514,589
Revaluation at the end of the period	-	(901,504)
Accelerated amortization of the deferred loss during the period	-	576,209
Voluntary conversions to Voting Common Shares during the period	-	(100,610)
Forced conversions to Voting Common Shares during the period	-	(71,784)
Currency translation	-	(16,900)
Closing balance	-	-

For the three-month period ended November 30, 2025, the Company recorded a gain of nil related to the valuation of these instruments in net finance expense (income) [2024 – $295,950] [note 18]. Included in the gain for the three-month period ended November 30, 2024 is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series A Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $576,207 on these instruments for the three-month period ended November 30, 2024. No amount of gain or loss was recognized for the three-month period ended November 30, 2025.

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $1,417.50 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series B Convertible Preferred Shares had a floor of $405.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $1,417.50 per share.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 2,117 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $676,621 related to this issuance.

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 7,408 Common Shares at a value of $136,298 [note 17].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the three-month period ended November 30, 2025 and the fiscal year ended August 31, 2025:

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	673	1,078,936
Revaluation at the end of the period	(185)	(1,482,319)
Accelerated amortization of the deferred loss during the period	-	580,881
Forced conversions to Voting Common Shares during the period	-	(136,298)
Currency translation	(12)	(40,527)
Closing balance	476	673

For the three-month period ended November 30, 2025, the Company recorded a gain of $184 related to the valuation of these instruments in net finance expense (income) [2024 – $880,455] [note 18]. Included in the gain for the three-month period ended November 30, 2024 is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series B Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $565,436 on these instruments for the three-month period ended November 30, 2024. No amount of gain or loss was recognized for the three-month period ended November 30, 2025.

Purchase consideration – NVG acquisition

As part of the NVG acquisition [note 4], the Company entered into the following financial instruments:

•	The Initial Convertible Note is a convertible promissory note which was issued to Roger Moore, a related party [note 16], on June 20, 2025 for $4 million, with a maturity date of June 20, 2027. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $20,000. The convertible note can be converted at anytime to Voting Common Shares of the Company at an exercise price of $8.624.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

•	The Subsequent Convertible Note is a convertible promissory note which is expected to be issued to Roger Moore, a related party [note 16], for $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624. The issuance is contingent on the outcome of certain legal claims against NVG. A 50% probability was assigned to the issuance of this instrument.

•	The Real Estate Note is a convertible promissory note which was issued to Roger Moore, a related party [note 16], on October 21, 2025 following completion of certain real estate transactions [note 16], for $2 million with a term of 36 months. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624.

•	The Share Consideration consists of up to 255,012 Voting Common Shares of the Company to be issued to Roger Moore, a related party [note 16]. The issuance is contingent on the completion of certain real estate transactions [note 16].

The Initial Convertible Note, the Subsequent Convertible Note and the Real Estate Note contain embedded conversion features which require bifurcation into debt and option components in accordance with IAS 32 and IFRS 9. On June 20, 2025, the acquisition date of NVG, the fair value of each component was determined in accordance with IFRS 13 using valuation techniques consistent with those applied by an independent valuation specialist.

The debt components were valued using a discounted cash flow model based on the contractual interest and principal payments, discounted using credit-adjusted market yields reflective of the Company’s estimated unsecured borrowing rate and observable credit spreads for CCC-rated U.S. Consumer Discretionary issuers with similar maturities. Where applicable, present-value adjustments were applied to instruments expected to be issued at a future date.

The conversion option components were valued using a Black-Scholes option pricing model, which incorporated Level 3 inputs including:

•	the Company’s quoted share price on the valuation date;

•	expected volatility based on historical daily, weekly and monthly volatility observations for the Company and comparable issuers;

•	risk-free interest rates derived from U.S. Treasury yields with maturities matching each instrument’s expected life;

•	expected terms to maturity consistent with the contractual lives of each instrument (adjusted for expected issuance timing where relevant);

•	a 0% dividend yield; and

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

•	for the Subsequent Convertible Note, a 50% probability weighting to reflect the contingent issuance conditions.

The contingent Share Consideration was measured at the Company’s closing share price on June 20, 2025 of $7.84, adjusted for a discount for lack of marketability of 25%. As the Share Consideration meets the definition of an equity-settled instrument, it was recorded in Contributed Surplus.

In accordance with IFRS 9, each convertible note was assessed to determine whether the conversion option was closely related to the debt host. As the conversion features were not considered closely related, each note was bifurcated into (i) a long-term debt host measured at amortized cost and (ii) an embedded derivative measured at Fair Value Through Profit and Loss. In addition, the contingent share consideration was evaluated and classified as equity.

At June 20, 2025, the embedded conversion options within the three notes were valued using a Black-Scholes option pricing model, taking into account expected volatility, risk-free rates, remaining terms, and the fixed conversion price. The corresponding debt hosts were measured using credit-adjusted market discount rates.

Given the variability associated with the various components of these instruments, they were recorded as debt hosts and derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates.

The allocation between debt hosts and embedded derivatives at June 20, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,282,369	2,319,565
Subsequent Convertible Note	695,572	540,026
Real Estate Note	1,376,954	1,168,059
	5,354,895	4,027,650

The allocation between debt hosts and embedded derivatives at August 31, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$

Initial Convertible Note	3,111,810	205,065
Subsequent Convertible Note	653,262	56,261
Real Estate Note	1,283,434	123,012
	5,048,506	384,338

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The allocation between debt hosts and embedded derivatives at November 30, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,066,374	152,523
Subsequent Convertible Note	721,265	46,573
Real Estate Note	1,442,537	106,759
	5,230,176	305,855

The table below summarizes the movement in the derivative liabilities related to the purchase consideration instruments during the fiscal years ended August 31, 2025 and 2024:

	As at November 30, 2025	As at August 31, 2025
	$	$
Opening balance	384,338	-
Fair value at issuance	-	4,027,650
Revaluation during the period due to partial settlements of underlying convertible note due to related party recorded in contributed surplus	(17,578)	-
Revaluation at the end of the period	(60,905)	(3,643,312)
Closing balance	305,855	384,338

For the three-month period ended November 30, 2025, the Company recorded a loss of $340,940 related to the valuation of the debt hosts [2024 – nil] and a gain of $60,905 related to the valuation of the derivative liabilities [2024 – nil] in net finance expense (income) [note 18].

16. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc. [prior to April 25, 2024]

Strategies EB Inc. [prior to April 25, 2024]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

Hurricane Corporate Services Ltd. (prior to March 1, 2024)

Mac Engineering SASU (prior to July 11, 2025)

Marine Ventures LLC (since June 20, 2025)

1925 Holiday Holdings LLC (since June 20, 2025)

300 US 1 Holdings LLC (since June 20, 2025)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Palm City Marine LLC (since June 20, 2025)

NVPB Marina Holdings LLC (since June 20, 2025)

NV FL 1440 Holdings LLC (since June 20, 2025)

NV FL Holdings LLC (since June 20, 2025)

Nautical Ventures South Inc. (since June 20, 2025)

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

9335-1427 Quebec Inc.

9519-0682 Quebec Inc.

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Proceeds receivable from related parties

Under the Real Estate Agreement entered into concurrently with the acquisition of NVG, the Company is entitled to recover value from six real estate properties owned by Marine Ventures LLC and other related entities, either through:

(i)	receipt of net cash proceeds upon sale to third parties; or

(ii)	non-cash settlement through the transfer of the underlying properties to the Company at fair market value, net of outstanding mortgage balances and transaction costs.

The Proceeds receivable from related parties represents the Company’s contractual right to recover value through either of these settlement mechanisms and, accordingly, is presented as a financial asset rather than as real estate or investment property until settlement occurs.

As at the acquisition date of June 20, 2025, the Company recognized Proceeds receivable from related parties of $10,389,917, representing the fair value of its right to receive such proceeds. As at August 31, 2025, the balance of Proceeds receivable from related parties remained $10,389,917.

In October 2025, two of the six properties were sold by Marine Ventures LLC, resulting in the receipt of net cash proceeds of $3,833,603 during the three-month period ended November 30, 2025. Following these transactions, the non-interest-bearing demand note receivable from Marine Ventures LLC was fully settled, and the remaining balance of $6,556,314 represents a contingent receivable related to the remaining properties.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

As at November 30, 2025, the fair value of the Proceeds receivable from related parties was $6,556,314, which is disaggregated by expected settlement mechanism as follows:

	Number of	Discounted receivable
Expected settlement mechanism	properties	$
Sale to third party (cash settlement)	1	4,287,196
Transfer to the Company (non-cash settlement)	3	2,369,118
Total Proceeds receivable from related party	4	6,556,314

For properties expected to be sold to third parties, the receivable reflects estimated net cash proceeds based on fair market value, less outstanding mortgage balances, selling commissions and transaction costs, discounted to present value based on the expected timing of sale.

For properties expected to be transferred to the Company rather than sold to third parties, collectability is achieved through delivery of the underlying real estate assets measured at fair value, rather than through external liquidation. This settlement mechanism does not impair collectability, as the Company ultimately recovers value equivalent to the receivable through acquisition of identifiable real estate assets.

Because the cash flows associated with the Proceeds receivable from related parties are not solely payments of principal and interest, the contingent receivable is measured at fair value through profit or loss in accordance with IFRS 9.

At November 30, 2025, the fair value of $6,556,314 reflected:

•	management’s estimate of expected net proceeds or fair value of properties to be transferred;

•	the expected timing of settlement, ranging from April 2026 to November 2026;

•	probability-weighted outcomes consistent with market participant assumptions; and

•	discounting of estimated cash flows using credit-adjusted discount rates ranging from approximately 16.4% to 16.6%.

Although updated valuation work indicates potential upside relative to the current carrying amount, management has concluded that it would not be appropriate to recognize any increase in the receivable at November 30, 2025 due to the absence of corroborating transactional evidence, such as executed sale agreements or completed property transfers, as of the reporting date.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the acquisition date.

Right of use assets and lease liabilities

The Company leases four properties from Marine Ventures LLC. These leases are accounted for as right-of-use assets and lease liabilities. As at November 30, 2025, the right-of-use asset for these leases was $5,921,805 [August 31, 2025 – $6,360,457] and the lease liability was $6,017,474 [August 31, 2025 – $6,290,920].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Related party transactions and balances

The following table summarizes the Company’s related party transactions for the period:

	Three-month period ended November 30, 2025	Three-month period ended November 30, 2024
	$	$
Expenses

Research and development
Mac Engineering, SASU	-	795,875

Interest expense
Roger Moore	66,630	-

Rent expense
California Electric Boat Company	50,731	48,219
Marine Ventures LLC	143,720	-

Income booked through Contributed Surplus

Management fees
Marine Ventures LLC	159,269	-

The following table summarizes the remuneration paid to directors and key management of the Company:

	Three-month period ended November 30, 2025	Three-month period ended November 30, 2024
	$	$
Salaries and benefits	438,012	255,271
Share-based payments – capital stock	29,588	63,671
Share-based payments – stock options	7,174	7,689
	474,774	326,631

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The amounts due to and from related parties are as follows:

	As at November 30, 2025	As at August 31, 2025
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	17,884	18,193
Alexandre Mongeon	10,158	10,333
	28,042	28,526

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	11,538	16,946
Raffi Sossoyan	3,802	7,277
Roger Moore*	14,996	19,520
Maxime Poudrier	2,885	-
Daniel Rathe	3,077	6,154
1925 Holiday Holdings LLC	32,900	-
Palm City Marine LLC	8,505	-
NVPB Marina Holdings LLC	24,973	-
NV FL 1440 Holdings LLC	27,975	-
NV FL Holdings LLC	100,142	-
	230,793	49,897

*includes interest payable at November 30, 2025 of $8,265 (August 31, 2025 - $6,058)

	As at November 30, 2025	As at August 31, 2025
	$	$
Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC	-	3,422,154
Contingent receivable from Marine Ventures LLC	6,556,314	6,967,763
	6,556,314	10,389,917

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 15)	3,066,374	3,111,810
Subsequent Convertible Note due to Roger Moore (note 15)	721,265	653,262
Real Estate Note due to Roger Moore (note 15)	1,442,537	1,283,434
	5,230,176	5,048,506

Share subscription receivable and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

17. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non- participating, non-voting

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of CAD$0.001 on a one-for-one basis with no expiry date

Issued

	As at November 30, 2025	As at August 31, 2025
	$	$
5,008,735 Voting Common Shares [August 31, 2025 – 4,907,137]	67,258,808	67,116,420
48 Pre-Funded Warrants [August 31, 2025 – 48]	28,252	28,252

	67,287,060	67,144,672

During the three-month period ended November 30, 2025, the Company issued a total of 101,598 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $142,388. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

18. Share-based payments

Stock options

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

On multiple grant dates, the Company granted stock options at exercise prices varying between $6.61 and $6,088.50 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month period ended November 30, 2025 amounts to $8,172 [2024 – $13,131]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
Grant date	$	$	%	%	(years)
November 30, 2022	6,088.50	6,088.50	107	3.1	5
December 1, 2022	5,872.50	5,872.50	107	3.0	5
March 22, 2023	5,683.50	5,055.75	75	3.6	2
March 25, 2023	5,683.50	5,143.50	75	3.6	3
March 25, 2023	5,683.50	5,143.50	75	3.6	4
April 20, 2023	5,832.00	5,305.50	75	3.6	5
December 29, 2023	4,630.50	1,512.00	76	3.1	5
January 26, 2024	1,026.00	1,077.30	76	3.5	5
July 25, 2025	6.61	6.60	101	2.8	5

The following tables summarize information regarding the option grants outstanding as at November 30, 2025:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2024	810	4,814.08
Granted	2,000	6.61
Forfeited	(52)	5,872.50
Expired	(450)	3,980.04
Balance at August 31, 2025	2,308	789.63
Expired	(121)	7,816.19
Balance at November 30, 2025	2,187	398.02

Exercise price range	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]	#
6.61	2,000	6.61	4.65	332
1,026.00 - 4,630.50	76	2,828.25	3.12	76
5,683.50 - 6,088.50	111	5,786.51	3.34	105

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Warrants

As at November 30, 2025, there are 440,033 warrants to purchase Voting Common Shares outstanding [August 31, 2025 – 440,146] of which 239,497 warrants [August 31, 2025 – 239,497] are accounted for as derivative liabilities (see note 15 for details) and 200,536 warrants [August 31, 2025 – 200,649] are accounted for as contributed surplus. The following provides the details of the warrants currently outstanding that are accounted for as contributed surplus:

On December 21, 2023, the Company granted the underwriter the option to purchase 103 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $1,417.50.

On September 16, 2024, the Company granted the underwriter the option to purchase 1,896 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $112.50.

On January 14, 2025, the Company granted the underwriter the option to purchase 23,537 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $15.00.

On August 15, 2025, the Company granted the underwriter the option to purchase 175,000 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $2.50.

	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
Grant date	$	#	[years]
December 21, 2023	1,417.50	103	3.06
September 16, 2024	112.50	1,896	3.80
January 14, 2025	15.00	23,357	4.63
August 15, 2025	2.50	175,000	4.71

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month period ended November 30, 2025 amounts to nil [2024 – $85,918]. The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
Grant date	$	$	%	%	[years]
December 21, 2023	1,417.50	1,512.00	76	4.0	5.0
September 16, 2024	112.50	71.64	92	3.4	5.0
January 14, 2025	15.00	18.30	99	4.4	5.5
August 15, 2025	2.50	1.86	101	3.6	5.0

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Restricted share unit (“RSU”) plan

Description of the plan

On September 17, 2025, the Company adopted a RSU Plan pursuant to which restricted share units (“RSUs”) may be granted to directors, officers, employees and consultants of the Company and its affiliates. Each RSU represents the right to receive one common share of the Company, issued from treasury, or, in limited circumstances, a cash equivalent, upon vesting. RSUs do not confer voting rights or dividend rights prior to vesting. The RSU Plan is administered by the Board of Directors, which determines the eligible participants, the number of RSUs granted, and the applicable vesting conditions. The maximum number of common shares issuable under the RSU Plan, together with other security-based compensation arrangements, is subject to shareholder and regulatory approval and prescribed plan limits.

On September 25, 2025, the Company granted 500,000 RSUs to its Chief Executive Officer pursuant to an individual RSU agreement entered into under the RSU Plan. The RSUs vest upon the achievement and maintenance of specified market-capitalization thresholds, measured based on the Company’s public market capitalization at the close of trading over ten consecutive trading days, as follows:

Market capitalization threshold	Number of RSUs vesting
$15 million or more	150,000
$25 million or more	150,000
$35 million or more	200,000

Unvested RSUs generally forfeit upon termination for cause or voluntary resignation without good reason. In the event of termination without cause, resignation with good reason, death or disability, unvested RSUs remain outstanding and eligible to vest in accordance with their original terms. All unvested RSUs vest immediately upon a change of control of the Company.

The RSUs are accounted for as equity-settled share-based payment arrangements in accordance with IFRS 2, as the Company’s primary obligation is to settle the awards through the issuance of common shares. Although the RSU Plan and related agreements permit settlement in cash in limited circumstances (including regulatory or plan-limit constraints), such features are contingent and do not give rise to a present obligation for cash settlement at the grant date. The RSUs were measured at fair value at the grant date based on the market price of the Company’s common shares on that date. The vesting conditions are market-based performance conditions and, accordingly, are reflected in the grant-date fair value of the awards. Compensation expense is recognized over the requisite service period and is not subsequently reversed as a result of the failure to satisfy market-based vesting conditions. Given the presence of market-based vesting conditions, management determined that a Monte Carlo simulation model was the appropriate valuation technique, as it explicitly incorporates the probability of achieving the market-cap hurdles.

The share-based compensation expense recognized for the three-month period ended November 30, 2025 amounts to $13,107 [2024 – nil]. The table below lists the assumptions used to determine the fair value of these RSUs. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

	Market price	Expected volatility	Risk-free interest rate	Contractual life	Expected life
Grant date	$	%	%	(years)	(years)
September 25, 2025	1.42	100	3.68	10	5

The following tables summarize information regarding the RSUs outstanding as at November 30, 2025:

Number of RSUs
#
Balance at August 31, 2024	-
Granted	-
Balance at August 31, 2025	-
Granted	500,000
Balance at November 30, 2025	500,000

19. Revenues

	Three-month period ended November 30, 2025	Three-month period ended November 30, 2024
	$	$
Sales of boats	14,697,376	63,753
Sales of parts and boat maintenance	938,514	22,457
Boat rental and boat club membership revenue	56,954	16,000
	15,692,844	102,210

Revenues from external customers for the three-month periods ended November 30, 2025 and 2024 were primarily from the U.S.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

20. Net finance expense (income)

	Three-month period ended November 30, 2025	Three-month period ended November 30, 2024
	$	$
Interest and bank charges	1,101,020	22,627
Interest income	(24,010)	(57)
Foreign currency exchange	(158,672)	29,150
Transaction costs	-	139,453
Gain on derivative liabilities [note 15]	(86,184)	(1,198,291)
Loss on valuation of contingent consideration [note 15]	340,940	-
	1,173,094	(1,007,118)

21. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1: Quoted prices in active markets for identical items (unadjusted);

•	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

•	Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties, floor plan financing and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of long-term financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at November 30, 2025, the Company used volatility of approximately 75% to 101% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at November 30, 2025 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

The fair value of the derivative liabilities related to the Initial, Subsequent, and Real Estate Notes issued or issuable as consideration with respect to the NVG acquisition is classified as Level 3 in the fair value hierarchy [note 15]. Each of the three NVG-related convertible notes contains an embedded conversion feature that is required to be measured at fair value. These values are sensitive to changes in the Company’s share price, expected volatility, credit risk, and, in the case of the Subsequent Note, a 50% probability of issuance. The sharp decline in the Company’s share price between the acquisition date (June 20, 2025) and period-end resulted in a meaningful reduction in the fair value of these embedded derivatives since the acquisition of NVG.

22. Segment information

Following the acquisition of NVG on June 20, 2025, the Company now operates with two reportable segments. The segments reflect how financial information is reviewed by the Chief Operating Decision Maker (“CODM”) for purposes of monitoring operating performance, allocating resources, and assessing results. The Company’s CODM is the Company’s Chief Executive Officer, Alexandre Mongeon. As a result of the change in the reportable segments, the Company retrospectively restated the comparative segment information for the three-month periods ended November 30, 2024 and the fiscal year ended August 31, 2025 in accordance with IFRS 8, Operating Segments, as presented below.

There are no significant transactions between the two segments, and therefore no inter-segment revenues are reported.

Reportable Segments

Vision Marine Segment

This segment includes the legacy operations of Vision Marine Technologies Inc., which primarily consist of:

•	design and manufacture of electric boats;

•	sales of electric boats, motors, and related parts;

•	maintenance and after-sales service; and

•	electric boat rentals and membership-based boat clubs.

NVG Segment

This segment includes the acquired operations of NVG and its subsidiaries, consisting of:

•	retail dealerships for recreational boats, engines, tenders, and marine products;

•	marina operations and service departments;

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

•	boat brokerage services; and

•	distribution of branded and third-party marine products.

Basis of Segmentation

The segments reflect differences in products, customers, operational focus, and strategic priorities. No segments have been aggregated. Segment results include revenue, gross profit, and segment loss before tax. Corporate overhead, financing costs, taxes, and fair value changes on derivative liabilities are managed at the consolidated level.

The CODM reviews segment information regularly to evaluate performance and allocate resources. Corporate activities, financing, fair value changes, and income taxes are not allocated to segments and are evaluated on a consolidated basis.

Segment results for the three-month period ended November 30, 2025

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	129,301	14,568,075	14,697,376
Sales of parts and boat maintenance	22,397	916,117	938,514
Boat rental and boat club membership revenue	43,483	13,471	56,954
Segment revenues	195,181	15,497,663	15,692,844

Segment gross profit	102,352	4,095,987	4,198,339

Segment loss before taxes	(2,373,850)	(1,947,757)	(4,321,607)

Research and development	76,698	-	76,698
Office salaries and benefits	633,303	1,921,044	2,554,347
Selling and marketing expenses	549,568	1,094,641	1,644,209
Professional fees	617,672	111,368	729,040
Office and general	340,352	1,204,411	1,544,763
Share-based compensation	21,279	-	27,279
Depreciation and amortization	102,587	673,929	776,516
Net finance expense (income)	113,014	1,060,080	1,173,094

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

Segment results for the three-month period ended November 30, 2024

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	63,753	-	63,753
Sales of parts and boat maintenance	22,457	-	22,457
Boat rental and boat club membership revenue	16,000	-	16,000
Segment revenues	102,210	-	102,210

Segment gross profit (loss)	(36,224)	-	(36,224)

Segment loss before taxes	(1,121,398)	-	(1,121,398)

Research and development	181,901	-	181,901
Office salaries and benefits	352,373	-	352,373
Selling and marketing expenses	391,838	-	391,838
Professional fees	799,820	-	799,820
Office and general	269,207	-	269,207
Share-based compensation	13,131	-	13,131
Depreciation and amortization	84,022	-	84,022
Net finance expense (income)	(1,007,118)	-	(1,007,118)

Segment assets and liabilities as at November 30, 2025

	Vision Marine	NVG	Total
	$	$	$
Segment assets	21,735,205	37,929,728	59,664,933
Cash and cash equivalents	1,100,717	1,198,858	2,299,575
Inventory	5,613,743	25,757,552	31,371,295
Segment liabilities	3,906,634	51,503,779	55,410,413

Segment assets and liabilities as at August 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Segment assets	23,943,258	45,969,999	69,913,257
Cash and cash equivalents	5,781,142	1,637,637	7,418,779
Inventory	5,296,466	31,575,181	36,871,647
Segment liabilities	3,865,964	57,596,291	61,462,255

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

23. Additional cash flows information

Financing and investing activities not involving cash:

	Three-month period ended November 30, 2025	Three-month period ended November 30, 2024
	$	$
Additions to right-of-use assets	3,843,237	-
Lease termination	44,023	-
Change in derivative liabilities due to partial settlements of convertible notes - related party	17,578	-
Share subscription receivable	-	43,436
Conversion of Series A Convertible Preferred Shares	-	100,610

24. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The Company currently has a commitment to purchase 192 batteries from a supplier. The Company has received 25 batteries on this order and has made deposits to the supplier to cover an additional 71 batteries. Therefore, as at November 30, 2025, the Company is committed to purchase an additional 96 batteries. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2026	-
2027	2,279,729

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at November 30, 2025. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at November 30, 2025:

$
2026	50,000
2027	121,000
2028	123,420
2029 and thereafter	330,060

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2025

25. Subsequent events

On December 19, 2025, the Company issued 19,250,000 Voting Common Shares and 12,750,000 Pre-Funded Warrants as part of a public offering for a total cash consideration of $9.6 million, less estimated transaction costs of approximately $1.2 million. The Pre-Funded Warrants are exercisable upon the payment of the remaining exercise price of CAN$0.001 per Voting Common Share. As part of this offering, the Company also issued 16,000,000 common warrants to the participating investors of this offering and 1,600,000 placement agent warrants to the placement agent. All common warrants and placement agent warrants are exercisable at $0.375 per Voting Common Share.

In December 2025, 12,750,000 Pre-Funded Warrants were exercised in exchange for 12,750,000 Voting Common Shares. Gross proceeds from the exercise of the Pre-Funded Warrants amounted to approximately $3,000.

On January 12, 2026, the Company announced a 40-for-1 reverse split of its issued and outstanding Voting Common Shares. The effective date of the reverse split is intended to be January 14, 2026.

NVG relied on one manufacturer for a substantial portion of its revenues. In the three-month period ended November 30, 2025, the sale of boats from Axopar represented approximately 34% of the Company’s consolidated revenues. On January 8, 2026, the Company’s agreement for the procurement of new Axopar boats was terminated.